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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------
                        Golden Eagle International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    380961 10 2
          -----------------------------------------------------
                                 (CUSIP Number)


                                Terry C. Turner
      4949 S. Syracuse Street, Suite 300, Denver, CO 80237 (303) 694-6101
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                October 20, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D

CUSIP No.  380961 10 2                         PAGE   2     OF 4   PAGES
          -------------                               -----   ----
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1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Terry C. Turner
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     NOT APPLICABLE
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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7    SOLE VOTING POWER
     -0-
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  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     -0-
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     -0-
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              |    |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.0%
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14   TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  380961 10 2                         PAGE   3     OF  4  PAGES
          -------------                               -----   ----
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Item 1.  Security and Issuer

     This Statement relates to the Common Stock, $0.0001 par value per share (the "Shares") of Golden Eagle International, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 4949
S. Syracuse Street, Suite 300, Denver, CO 80237.

Item 2.  Identity and Background

     The identity and business address of the reporting person is Terry C. Turner, 4949 S. Syracuse Street, Suite 300, Denver, CO 80237; telephone (303) 694-6101.

     The reporting person is President of Golden Eagle International, Inc.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of schedule 13D in the last five years.

     The citizenship of the reporting person is the USA.

Item 3.  Source and Amount of Funds or Other Consideration

     The Board of Directors of Golden Eagle International, Inc. granted the reporting person options to acquire 10,000,000 shares of common stock, all of which are currently exercisable at a price of $0.16 per share. The Board of Directors also granted options to acquire an additional 5,000,000 shares of common stock, also with an exercise price of $0.16 per share. These options are not currently exercisable, but vest and become exercisable if reporting person is still employed by the issuer on November 1, 1999. All of the options expire if not exercised by November 1,2001.

Item 4.  Purpose of Transaction

     The Board of Directors of Golden Eagle International, Inc. granted the reporting person the options described above in connection with the reporting person's continuing employment with Golden Eagle International, Inc.

CUSIP No.  380961 10 2                         PAGE   4     OF  4  PAGES
          -------------                               -----   ----
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Item 5.  Interest in the Securities of the Issuer

     The options described in Item 3 above are the only interest the reporting person has in Golden Eagle International, Inc.

     The reporting person has no sole voting power, shared voting power, sole dispositive power or shared dispositive power over any securities of Golden Eagle International, Inc. except the options described above.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None, except the option agreement described above.

Item 7.  Material to be Filed as Exhibits

     1. Option Agreement

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  26 Oct. 1998                          By:  /s/ Terry C. Turner
---------------------                            -----------------------
                                                 Terry C. Turner, President

ATTENTION:     Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)